 J6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 5, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Press Release: Tele2 to conduct mobile network audit, dated July 1, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-07-01

PRESS RELEASE

Tele2 to conduct mobile network audit

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) recognizes the fact that its mobile network has experienced several incidents during the last twelve months. As a consequence, Tele2 now initiates a major network audit with highest priority. The audit will scrutinize network components and infrastructure, to minimize any potential deviations and ultimately securing the most reliable network.

– It’s been proven time and again that Tele2’s network is of the highest standard and we have won awards for both coverage, quality and reliability. Nevertheless, we have experienced several significant outages during the last year that have had wide customer impacts. To make sure we secure the most reliable network, we now initiate a major network audit to identify key areas to improve, says Thomas Helbo, EVP Technology, Tele2.

During the last twelve months, Tele2’s mobile network has experienced three significant network incidents. One concerned roaming in Europe, while the other two primarily affected customers in Sweden.

– We are not satisfied with anything less than Tele2 having the most reliable networks in the markets where we compete. We want our customers to feel confident in our ability to deliver stable and secure services, which is why we’ve initiated this audit. Network reliability is, and will continue to be, our most prioritized area, says Anders Nilsson, President and CEO, Tele2.

Tele2’s network audit
The mobile network audit starts today and is estimated to continue for at least three months. It will be led by the external management consultant company Analysys Mason in close cooperation with Tele2’s Technology organization.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

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